Exhibit 99.1

ASX/Media Release

Immutep Selects Charles River Laboratories for IMP761’s GLP Toxicology Study

•	Appointment of Charles River Laboratories (“Charles River”) to run Immutep’s preclinical toxicology study evaluating the safety and toxicity of IMP761

•	Forms a key step prior to first-in-human trials for this first-in-class LAG-3 agonist antibody designed to treat the underlying cause of multiple autoimmune diseases

•	Charles River is a highly respected, global provider of drug discovery and non-clinical development solutions operating more than 110 sites across more than 20 countries

SYDNEY, AUSTRALIA – 29 May 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces it has entered into an agreement with Charles River under which Charles River will conduct a GLP toxicology study for IMP761, Immutep’s proprietary preclinical candidate for autoimmune diseases. IMP761 is a first-in-class LAG-3 agonist antibody that aims to address the underlying cause of many autoimmune diseases, namely the overactivation of self-antigen-specific memory T cells expressing LAG-3.

Preclinical toxicology studies are an essential part of drug development as they help to evaluate the potential safety and toxicity of a drug candidate before it is tested in humans. With its well-established expertise assisting companies in early-stage drug development, Charles River is the partner of choice to help progress our IMP761 program through this key stage of IND-enabling studies.

“Immutep is continuing its pioneering work in the LAG-3 immunotherapy landscape, as we advance IMP761, the world’s first LAG-3 agonist antibody, towards the clinic in the first half of next year. With its novel ability to enhance the signalling of the LAG-3 inhibitory receptor and down-regulate auto-reactive memory T cells at the centre of many autoimmune diseases, we believe IMP761 has the potential to change how immune disorders are treated. We are pleased to be working with an established global company like Charles River for this next important step of our pre-clinical development,” stated Immutep’s Chief Scientific Officer, Frédéric Triebel, M.D., Ph.D.

IMP761’s agonistic activation of LAG-3 is relevant for many diseases, including the Th1-driven autoimmune disease setting. In a pre-clinical oligoarticular juvenile idiopathic arthritis model IMP761 decreased secretion of nearly all measured cytokines, and several key cytokines (IL-10, IL-12, IL-1ß, IL-4, and IL-6) reached the level of statistical-significance (p < 0.01). These results were published in Pediatric Research in May 2021.

The GLP (Good Laboratory Practice) toxicology results and other preclinical studies will be an essential part of the Company’s clinical trial application for IMP761.

About IMP761

IMP761, a first-in-class immunosuppressive LAG-3 agonist antibody, has the potential to address the root cause of many autoimmune diseases by specifically silencing autoimmune memory T cells that accumulate at disease sites. These T cells express LAG-3 as an “exhaustion marker” after being repeatedly stimulated with dominant self-peptides. As published in the Journal of Immunology in January 2020, encouraging pre-clinical results were achieved with IMP761 leading to significant inhibition of inflammatory T cell infiltration. Additional pre-clinical findings published in Pediatric Research in May 2021 show IMP761 led to large decreases in effector T cell cytokine secretion in a juvenile arthritis model.

About Immutep

Immutep is a clinical stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889